MATERIAL FACT
LATAM AIRLINES GROUP S.A.
Publicly Traded Company

Santiago, May 19, 2025

Mrs.
Solange Berstein Jáuregui
President
Commission for the Financial Market
Av. Libertador Bernardo O´Higgins 1449

Present

Ref.: Communicate MATERIAL FACT
_______________________________

To Whom It May Concern:

In accordance with the provisions of Article 9 and the second paragraph of Article 10 of Law No. 18,045, on the Securities Market, as well as General Rule No. 30 of the Commission you preside, the undersigned, duly empowered for this purpose, reports as a Material Fact of LATAM Airlines Group S.A. (the "Company") the following:

Regarding the successful implementation of the share repurchase program approved by the Extraordinary Shareholders’ Meeting of the Company held on March 17, 2025, as informed by Material Fact of April 30, 2025 – by which the Company acquired the maximum amount contemplated under such program equivalent to 1.6% of the total of subscribed and paid shares of the Company’s capital stock – the Board of Directors, in an extraordinary session held today, approved to summon an Extraordinary Shareholders’ Meeting to submit the approval of a new share repurchase program (the “New Program”), for the acquisition of the additional percentage of shares of the Company to be determined by the Shareholders Meeting. The additional percentage of the New Program will not, in any case, exceed 3.4% of the total subscribed and paid shares into which the Company’s capital is divided, in order not to exceed the maximum of 5% of the subscribed and paid shares of the Company, as contemplated under the applicable regulation. The aforementioned considers the 1.6% already acquired under the previously approved program.

The aforementioned Extraordinary Shareholders’ Meeting will be held on Thursday June 26, 2025, at 11:00 AM, in order to submit the following matters to a vote:

(1) Approve the creation of a share repurchase program for shares issued by the Company (“Share Repurchase Program”), pursuant to Article 27 A to 27 C and other relevant articles of Law No. 18,046 of the Corporations Act.
(2) Determine the maximum amount or percentage to be acquired, the objective and duration of the Share Repurchase Program; establish the minimum and maximum price to be paid per share or delegate to the Board of Directors the authority to set such price; and

(3), With respect to the share repurchase program, (i) grant the Board of Directors broad power for the purposes of implementing the agreements adopted at the Shareholder´s Meeting, (ii) delegate to the Board the authority to acquire shares directly in the stock exchange ("en rueda") without applying the pro rata mechanism, under the conditions provided for in Article 27 B of Law No. 18,046; and (iii) delegate to the Board the authority to sell the acquired shares without being subject to a preferential offering to shareholders, provided that it complies with the conditions provided for in Article 27 C of Law No. 18,046.

(4) Adopt any other resolutions necessary or appropriate to implement the decisions made at the Shareholders’ Meeting.

Without further ado, yours sincerely,

Roberto Alvo Milosawlewitsch
Chief Executive Officer
LATAM Airlines Group S.A.

c.c.:
Santiago Stock Exchange
Santiago Electronic Stock Exchange